UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                  June 13, 2019

  By E-Mail

  Beth E. Berg, Esq.
  Sidley Austin LLP
  One South Dearborn
  Chicago, IL 60603

          Re:      MiMedx Group, Inc.
                   Definitive Additional Materials on Schedule 14A Filed June 10, 2019
                   File No. 001-35887

  Dear Ms. Berg:

          We have reviewed your filing and have the following comment.

  1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for the following:

                that your investigation found evidence that demonstrated that "Mr. Petit and certain members of his management team engaged in longstanding material misconduct";

                that "the evidence demonstrated that Mr. Petit and certain members of his management team disregarded accounting rules; undertook improper actions to manage and manipulate the timing and recognition of revenue; made misleading and false statements to the Company's outside auditors, the Board and the U.S. Securities and Exchange Commission after questions were raised about the Company's accounting practices; took actions against whistleblowers; and emphasized short-term business goals over compliance and ethics"; and,

                your disclosure in each of the bullet points in the first and second page of your press release.
 Beth E. Berg, Esq.
Sidley Austin LLP
June 13, 2019
Page 2

       Please direct any questions to me at (202) 551-3619.

                                                          Sincerely,

                                                          /s/ Daniel F.
Duchovny
                                                          Daniel F. Duchovny
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions